1 FERROVIAL SE (THE “COMPANY”) ANNOUNCES THE CLOSING OF THE ISSUANCE OF BONDS Amsterdam, 16 January 2025 We refer to the communication sent to the market on 9 January 2025, in which the Company announced that it had completed the pricing of an issue of bonds amounting to 500 million euro, with a maturity date of 16 January 2030. Further to the above information, the Company announces that, on the date hereof, the bonds have been fully subscribed and paid up by investors. The bonds have been listed in the regulated market of the Irish Stock Exchange. IMPORTANT INFORMATION The information contained in this document does not constitute nor does it form part of an offer of sale, or a request for an offer of purchase, for securities in the United States of America, Canada, Australia or Japan. The securities mentioned herein have not been, nor will be, registered in accordance with the U.S. Securities Act of 1933 and its amendments (the Securities Act), and may not be offered or sold in the United States of America without prior registration in the United States of America or an exemption from registration, in accordance with the Securities Act. The securities described herein will not be the object of a public offering in the United States of America. No money, securities or any other compensation of any type is being solicited by virtue of this document and, in the event that any of these were spent in response to the information contained herein, it would not be accepted.